

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

<u>Via E-mail</u>
Dong Woo Han
Chairman and Chief Executive Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga. Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

> **Re: Shinhan Financial Group Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-31798**

Dear Mr. Han:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Description of Assets and Liabilities, page 63

Potential Problem Loans, page 74

1. We note your disclosure that as of December 31, 2011 you had (Won)686 billion of loans which caused you to have serious doubt as to the ability of the borrowers to comply with their respective loan repayment terms. We also note your disclosure in your 2010 Form 20-F that you had (Won)228 billion of loans rated as normal or precautions under the guidelines of the Financial Services Commission, which represent loans that are current

as to the payment of principal and interest but carry serious doubt as to the ability of the borrower to repay in the near future. We further note that those amounts were classified as impaired under US GAAP. Please tell us whether you have revised your methodology for determining the amount of potential problem loans for this disclosure. Additionally, given the substantial increase in the level of potential problem loans from year to year, please discuss the change in this amount from year to year, along with the drivers for this change. As part of this expanded disclosure, you may find it helpful to provide a rollforward of potential problem loans.

Loan Aging Schedule, page 78

2. We note your loan aging schedule and that the amounts over 3 months past due are approximately (Won)1,416 billion. We note that this amount is not consistent with the amount of loans that were placed on non-accrual of (Won)2,012 billion as disclosed on page 67 even though both amounts represent loans over 90 days past due. Please reconcile these amounts for us and tell us the specific reasons for the differences in these amounts.

Non-Performing Loans, page 78

3. We note your disclosure that non-performing loans are defined as loans past due by more than 90 days, which is consistent with the definition used in your 2010 Form 20-F. We also note that the amount of non-performing loans as of December 31, 2010 was reported as (Won)1,001 billion in the 2010 Form 20-F, but as (Won)1,427 billion in your 2011 Form 20-F. Please tell us the factors driving the increase in non-performing loans for 2010 reported in the 2011 Form 20-F.

Liquidity Risk Management, page 114

4. We note your disclosure that the Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and this is defined as Won liquid assets (including marketable securities) due within one month divided by Won liabilities due within one month and you have noted that your assets exceed your liabilities. However, it is not clear how these amounts are being calculated and what assets and liabilities are included. It is also not clear how this information ties into the information provided on page F-53, which shows the maturity of your assets and liabilities.   Please tell us and include in future filings, the assets and liabilities that are included in the calculation, and how this information relates to the information that you have provided in the notes to the financial statements.

Contractual Obligations, Commitments and Guarantees, page 197

5. We note from your table of contractual obligations that it is not clear whether you have included interest expense on your interest-bearing deposits, borrowings and debt securities issued.   To the extent that your table or footnotes do not already include

estimated contractual interest payments on these borrowings, please tell us what consideration you gave to including interest payments in your table or in your footnotes to the table. Please revise your disclosures accordingly. Additionally, please disclose any assumptions you make to derive estimated contractual interest payments on your floating-rating borrowings.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies, page F-11

(r) Employee benefits, page F-23

6. We note your disclosure on page F-24 that you recognize all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred. This appears to be inconsistent with your disclosure on page 173, where you note that you recognize all actuarial gains and losses arising from defined benefit plans in profit or loss. Please clarify your policy and revise future filings as appropriate.

(v) Insurance Contracts, page F-25

7. We note your disclosed policies related to your insurance contracts under IFRS. In light of the fact that your disclosed insurance policies appear to differ from the policies disclosed in your 2010 Form 20-F where you applied US GAAP, please tell us why you have not recorded a reconciling item between US GAAP and IFRS related to the differences in these accounting policies.

Note 4 – Financial Risk Management, page F-29

Due from Banks and Loans by Past Due or Impairment, page F-35

8. We note your disclosure of the credit quality of your loan portfolio broken out between Grade 1 and Grade 2. We also note your disclosure that the credit quality of the loan portfolio was based on internal credit ratings, and that banks and government were classified as Grade 1 regardless of credit rating. Please respond to the following:

- In light of your elaborate credit review and monitoring process discussed on pages 96-102, please expand the categories utilized for purposes of this disclosure. In this regard, we note that as of December 31, 2011, 79% of your loans were categorized as Grade 1 and it is unclear how Grade 1 equates to your more elaborate credit rating process described elsewhere in your document.

- In your new expanded disclosure, for each credit category disclosed (Grade 1, Grade 2, Grade 3, Grade 4, etc.), please discuss the characteristics of the category and how it equates to your expectation of the likelihood of loss.

- Explain why you have classified banks and government loans as Grade 1, regardless of the credit rating determined based on your internal rating process.

Credit Rating, page F-38

9. We note your disclosure of debt securities by credit rating and the related credit qualities of debt securities according to the credit ratings by external rating agencies. Please clarify how you categorize your securities based on credit rating. For example, is it based on the lowest credit rating received on the security by any of those credit rating agencies? Additionally, in light of the differences in credit ratings between the Korean credit rating agencies, where AAA equals to AA- to AA+ based on the US credit rating agencies scale, please clarify which rating agency scale you are using for purpose of this disclosure. Lastly, in light of the growing amount of securities that are classified as "Lower than A-," please consider providing further information about this category, such as the percentage of that balance that is considered below investment grade.

Interest Rate Risk Management from Non-Trading Positions, page F-46

10. We note your discussion of interest rate risk for your non-trading portfolio and the disclosure of non-trading positions for interest rate VaR and Earnings at Risk (EaR) on page F-47. Please respond to the following:
    - Clarify what the amounts disclosed as VaR and EaR at the different periods represent and what they should be compared to for context. For example, do the VaR numbers disclosed represent the non-trading VaR related to interest rate, and thus are they somewhat comparable to the analysis of the ten-day 99% confidence level-based VaR for managing risk for trading positions on page F-44?
    - Clarify how VaR and EaR relate to each other and describe any differences between the outputs of the two models. As part of your response, please provide an illustration, such as explaining why VaR for Shinhan Bank increases between December 31, 2010 and December 31, 2011 and EaR decreases between the two dates. We note that the opposite trend occurs at Shinhan Investment.
    - Clarify the assumptions used in the non-trading VaR disclosures and discuss the interest rate VaR limits you refer to at the top of page F-47.
    - Discuss the different scenarios in changes to interest rates (increases, decreases, shocks, etc.) considered in your VaR and EaR analyses and how you arrived at a positive increase in all periods.
    - Clarify whether there are any capital requirements for the non-trading book, similar to how you have done for the trading positions on page F-44.

Financial Instruments Measured at Fair Value, page F-57

11. We note your discussion of Level 3 instruments but were unable to locate the disclosures required by paragraph 27B(e) of IFRS 7. Please revise future filings to provide this disclosure or tell us how you determined that this disclosure is not required.

Note 6 - Business Combinations, page F-66

12. We note your disclosure that you acquired controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50% of the outstanding and voting interests for (Won)105,940 million. We also note your disclosure that you applied the pooling method instead of the acquisition method, since the transaction was regarded as a "business combination of entities under common control" in accordance with IFRS 3. With respect to this transaction please tell us the following:
    - Tell us your basis, citing specific accounting literature, for determining that this entity was under common control at the date of acquisition, given that it was a jointly controlled entity prior to the transaction.
    - You disclosed that you recorded goodwill on this transaction, even though you are accounting for this transaction under the pooling method. Please tell us your basis for recognizing goodwill for a transaction accounted for under the pooling method.
    - Tell us your basis, citing specific accounting literature, for recognizing a (Won)44,243 million gain as a result of remeasuring to fair value the 50% equity interest in Shinhan Vina Bank held by the Group prior to the business combination.

Note 7 – Operating Segments, page F-69

13. We note the presentation of your operating segments and that your "Others" segment consists of leasing, asset management and other businesses.   We also note that the "Others" segment represents 53% of the total net income for the year ended December 31, 2011, but only 2% of total assets. Please respond to the following:
    - Tell us and expand your disclosure to discuss why this segment represents such a significant portion of your net income, but only a nominal amount of your total assets.
    - Given the significance of this segment's net income to your total net income, please tell us how you concluded that none of the businesses included within this segment met the criteria for separate reporting, pursuant to the guidance in paragraph 13 of IFRS 8.
    - Describe the factors driving the large consolidation adjustment related to net other income (expense).
    - We note your disclosure on page 189 that for segment purposes, each segment reflects provisions for loan losses that are allocated based on the ending balances of loans for each segment in order to show a meaningful comparison of performance within such segment and compared to other segments. Please tell us

>   whether this presentation is consistent with the way that the CODM reviews this
>   information for purposes of making decisions about allocating resources to the
>   segment and assessing its performance, as required by paragraph 25 of IFRS 8.

Note 11 - Derivatives, page F-74

14. We note your disclosure that you have cash flow, fair value and net investment hedges.
    Please tell us how you applied the mandatory exception for hedge accounting under
    paragraphs B4-B6 of IFRS 1 since it is not clear from your disclosures. Please also tell
    us the following:

    - Tell us the hedging relationships (hedging instruments and hedged items) and
      types of hedges (i.e. cash flow, fair value etc.) that were discontinued upon your
      transition to IFRS.
    - Tell us your current accounting treatment of the derivatives and hedged items
      that were discontinued upon your transition to IFRS.

Note 16 – Investments in Associates page F-85

15. We note your disclosure in footnote (5) related to your UAMCO, Ltd. investment that
    you applied the equity method accounting since the investee is classified as a subsidiary
    by the Banking Act. Please provide your analysis of the factors in paragraphs 6-10 of
    IAS 28 supporting why you believe you have significant influence over the entity, despite
    you 17.5% ownership percentage.

Note 24 – Borrowings, page F-95

16. We note the disclosure of the range of interest rates on your borrowings and debt
    securities issued on pages F-95 through F-97 and that in certain situations, the interest
    rate ranges are very wide (0.00 – 12.00%). In order to increase the transparency of this
    disclosure, please expand your disclosure in future filings to also provide an indication of
    the weighted-average interest rate on your borrowings and debt securities issued.

Note 28 – Liability Under Insurance Contracts, page F-101

(g) Liability Adequacy Test, page F-106

17. We note your discussion of the liability adequacy test performed, as well as the
    discussion of assumptions outlined on page F-107. In light of the wide range of
    assumptions (15-155% for the mortality rate, 0.3% - 46.1% for the surrender ratio, etc.),
    and the sensitivity of those assumptions on the liability adequacy test, please tell us and
    disclose a weighted-average assumption used in order to make the disclosures more
    transparent. Additionally, please explain how the sensitivity analysis on page F-107 was
    performed based on the range of assumptions disclosed. For example, tell us whether it
    was based on the weighted-average assumption, or whether multiple calculations were
    performed and then summed to arrive at the disclosure.

Note 30 – Equity, page F-109

(c) Hybrid Bond, page F-111

18. We note that you issued hybrid securities in October 2011 and May 2012 that are considered equity under IFRS given that you have the unconditional right to extend the maturity under the same terms and conditions. Please tell us the following with respect to these instruments:
   - Citing specific literature, tell us why you believe these instruments are considered equity under IFRS.
   - Clarify whether the hybrid securities accumulate interest during the period that interest is deferred. If yes, clarify whether interest accrues on a compound basis on the interest that has been deferred.
   - Clarify whether interest accrues on the hybrid securities regardless of whether dividends are paid on common stock.
   - Tell us the terms of any redemption provisions. For example, are there particular call dates or prices, or are you able to redeem the hybrid securities at any time after five years at par?
   - Tell us whether there any provisions that could result in cash redemption, regardless of how remote the scenario may be.
   - Tell us whether the hybrid security holders are given any additional rights (voting, put rights, decision making, etc.) while the hybrid securities are deferring interest.

Note 42 – Earnings per Share, page F-128

(b) Diluted Earnings per Share, page F-129

19. We note your disclosure that the 7th Stock Options are anti-dilutive and thus excluded from the calculation of diluted earnings per share. However, we also note your disclosure on page F-122 of the intrinsic value of share based payments for all of your stock options and performance shares as of December 31, 2011 and 2010. In light of the intrinsic value existing at these dates, which is calculated based on the quoted market price per share for stock options and performance shares, please tell us why there is no adjustment for any period presented of the effect of stock options and performance shares on your diluted earnings per share.

Note 50 - Explanation of Transition of IFRS, page F-139

General

20. It is not clear from your disclosure exactly which of the mandatory exemptions in Appendix B of IFRS 1 you have used. When you have used the exemptions, please qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had

absent these mandatory exceptions. Refer to paragraphs 13-17 and 23 of IFRS 1 and Instruction 3 to Item 8 of Form 20-F.

(a)Previous K-GAAP to IFRS, page F-139

21. We note your disclosure on page F-139 that you have designated financial instrument as a financial asset or financial liability at fair value through profit or loss at the transition date. It is not clear from your disclosures the specific assets and liabilities that were designated as well as their carrying amount in the previous financial statements. Please tell us and provide the disclosures required by paragraph 29 of IFRS 1 in future filings, or tell us where this has been disclosed. Additionally, tell us and disclose how you concluded that the criteria in paragraph 9(b)(i) and 9(b)(ii) or 11A of IAS 39 were met for these instruments at the date of transition.

22. We note your disclosure that decommissioning liabilities included in the cost of property and equipment are done at the amount that would have been included in the cost of the related asset when the liability first arose. Please tell us in more detail what this adjustment represents, which specific assets it relates to, and quantify the amount of the decommissioning liability.

23. We note your disclosure that the "deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost is the previous K-GAAP carrying amounts at the date of transition." Please clarify whether you are relying on paragraphs D14 and D15 of IFRS 1 and why you believe you are able to avail yourself to this guidance (i.e., identify the separate financial statements that you prepare and account for at deemed cost under Korean GAAP). If you are relying upon the guidance in paragraphs D16 and D17 of IFRS 1, please explain to us why you believe it is appropriate to use the previous GAAP carrying amounts at the transition date.

(b) US GAAP to IFRS, page F-146

Summary of the Effects of the Adoption of IFRS on the Group's Financial Position and the Results of its Operations, page F-155

24. We note your discussion of the differences in consolidation accounting policies between IFRS and US GAAP on page F-146 and the adjustments recorded on pages F-155-156. Please respond to the following:

    • Please tell us and revise future filings to disclose the details of the changes in subsidiaries included in consolidation by implementing IFRS (from US GAAP), similar to how you disclosed the changes in scope between Korean GAAP and IFRS on page F-145 and consistent with the information contained in your February 28, 2012 response letter.
    • Tell us why the amount of the adjustment related to changes in consolidated entities varies so significantly between the amount at the date of transition on

January 1, 2010 and the amount as of December 31, 2010. To the extent that it is driven by different entities being consolidated or de-consolidated at those dates, please discuss the nature of the changes and the affected entities.

25. We note that you have recorded an adjustment in the amount of (Won)850 billion to decrease the amount of the allowance for loan losses recorded under IFRS as compared to US GAAP as of December 31, 2010. We note that in your response letter dated November 15, 2011, you provided an explanation for the (Won)530 billion decrease between the US GAAP allowance amount presented in the 2010 Form 20-F and the IFRS allowance for loan loss amount as of December 31, 2010 and presented in the Form 6-K filed August 29, 2011. Please respond to the following:

- Tell us why the reconciling item between US GAAP and IFRS for the allowance for loan losses has increased to (Won)850 billion in the 2011 Form 20-F from the (Won)530 billion previously reported.
- Separately quantify the components driving the (Won)850 billion reduction in the allowance as of December 31, 2010. For example, discuss how much is due to differences in subsequent events guidance, the allowance methodology change, changes in scope of consolidation, or change in charge-off policies between the two sets of accounting principles.
- We also note that the adjustment as of January 1, 2010 was (Won)1,124 billion as compared to (Won)850 billion as of December 31, 2010. Please tell us the primary drivers of the difference in the amount of the reconciling item.

26. We note your disclosure that you have hybrid bonds that are considered equity under IFRS given that you have the option to defer payments indefinitely. Please tell us the following with respect to these instruments:
- Citing specific literature, tell us why you believe these instruments are considered equity under IFRS.
- Tell us the specific instruments that are now classified in equity. In this regard, we note that the adjustment to equity as of December 31, 2010 is for (Won)2,536,855 and we are unable to locate hybrid securities on page F-109 in that amount.
- Clarify whether the hybrid securities accumulate interest during the period that interest is deferred. If yes, clarify whether interest accrues on a compound basis on the interest that has been deferred.
- Clarify whether interest accrues on the hybrid securities regardless of whether dividends are paid on common stock.
- Tell us the terms of any redemption provisions. For example, are there particular call dates or prices, or are you able to redeem the hybrid securities at any time at par?
- Tell us whether there any provisions that could result in cash redemption, regardless of how remote the scenario may be.

- Tell us whether the hybrid security holders are given any additional rights (voting, put rights, decision making, etc.) while the hybrid securities are deferring interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant